FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (“Platinum Group”)

328 – 550 Burrard Street Vancouver BC, V6C 2B5

Telephone:

(604) 899-5450     Facsimile:

(604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE

May 16, 2011

ITEM 3.	NEWS RELEASE

A news release was disseminated on May 16, 2011 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

Platinum Group announced that the South African Department of Mineral Resources ("DMR") has accepted the Company’s application for a mining right for the WBJV Project 1 Platinum Mine.  The application was accepted under the terms of section 22 of the Mineral and Petroleum Resources Development Act, 2002 ("MPRDA").

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE AMEX) (“Platinum Group” or the “Company”) announces that the South African Department of Mineral Resources ("DMR") has accepted the Company’s application for a mining right for the WBJV Project 1 Platinum Mine.  The application was accepted under the terms of section 22 of the Mineral and Petroleum Resources Development Act, 2002 ("MPRDA").

Acceptance by the DMR indicates that the Company has complied with the submission requirements of the MPRDA and can now move forward to complete and submit its Environmental Impact Assessment ("EIA") and Environmental Management Programme Report ("EMPR") as required by the MPRDA and the National Environmental Management Act (“NEMA”), Act 107 of 1998 and other legislation. Platinum Group has commenced its EIA program for environmental studies for mining and processing related activities. Interaction with local communities and public consultation is ongoing.

President and CEO R. Michael Jones said: "We are pleased with our progress thus far in complying with the requirements of the MPRDA and NEMA.  We commend the DMR for their guidance and effort to help our Company and our partners simplify and secure our mineral tenure in 2010, thereby allowing our project to move forward.  The DMR has also been interactive and responsive with regard to our permit applications for underground exploration and development.”

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Our program of investment into the WBJV Project 1 Platinum Mine, for $100 million has commenced and preparatory civil works to start the decline tunnels are underway.  The project is under the management of DRA as EPCM contractor and the owner’s team from Platinum Group.  The Project has proceeded on budget and within a few weeks of the project schedule.

The Project office and safety induction centre has been established utilizing part of the facilities in the Sundown Ranch package purchased by the WBJV operating company, Maseve Investments 11 (Pty) Ltd.  The Sundown Ranch will continue to operate with the business to be independently owned and operated by the current hotel management.  Platinum Group acquired ownership of the land and facilities at Sundown Ranch.  The Hotel facilities provide local resources for meetings with the community.

Implementation and value engineering on the WBJV Project 1 are continuing to look for value, costs savings and risk mitigation as the project advances.

About Platinum Group Metals Ltd.

Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years each in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and amalgamated in 2002 and is focused on the development of platinum operations. Platinum Group’s main asset is a 74% interest in the WBJV Project 1 Platinum Mine where an initial construction budget of $100 million is in progress, including underground development. Platinum Group Metals is also in active exploration for platinum in Canada near Thunder Bay Ontario.

ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.	OMITTED INFORMATION

N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT

May 16, 2011

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